10 King Street East, Suite 700, Toronto, ON M5C 1C3 Phone: +1 416-564-2870 | www.western-uranium.com

May 27, 2016

Via EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, NE – Mail Stop 3561

Washington, DC 20549

Re:	Western Uranium Corporation

Form 10

Filed April 29, 2016

File No. 000-55626

Dear Mr. Reynolds:

We have received your comment letter dated May 23, 2016 with regard to our Form 10 registration statement. We intend to respond to the letter and file an amendment to the Form 10 promptly.

However, we do not expect to be able to respond within ten business days (i.e., by June 7, 2016) as requested in your letter, because of the two intervening holidays (Victoria Day in Canada and Memorial Day in the United States) and because of our need to prepare and file in Canada our first quarter interim financial statements and management’s discussion and analysis by May 30, 2016. With the staff’s concurrence, we will plan to respond as soon as possible, but no later than Friday, June 17, 2016.

Thank you for your consideration.

Sincerely,

/s/ Michael Skutezky

Michael Skutezky

Chairman